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21001390

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-67213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smither & Company Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3330 W. Leigh St Suite B
(No. and Street)

Richmond	VA	23230
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth W. Smither — (804) 270-5488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kenneth W. Smither, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smither & Company Capital Markets, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEAN CHRISTIAN WILLIAMS NOTARY PUBLIC My Comm. Expires 01/31/2023 7834764 COMMONWEALTH OF VIRGINIA

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMITHER & COMPANY CAPITAL MARKETS, LLC

Statement of Financial Condition

December 31, 2019

SEC ID 8 - 67213

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

SMITHER & COMPANY CAPITAL MARKETS, LLC

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
Smither & Company Capital Markets, LLC
Richmond, Virginia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Smither & Company Capital Markets, LLC (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2007.

February 3, 2020
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

SMITHER & COMPANY CAPITAL MARKETS, LLC

Statement of Financial Condition
December 31, 2019

Assets

Cash	$	84,169
Securities owned, at market value		104,005
Furniture & fixtures, net		1,591
Right of use asset, net		65,506
Other assets		1,757
Total assets	$	257,028

Liabilities and Member's Equity

Liabilities:		
Accrued expenses	$	10,632
Operating lease liability		67,369
Total liabilities	$	78,001
Member's equity		179,027
Total liabilities and member's equity	$	257,028

See accompanying notes to financial statement.

SMITHER & COMPANY CAPITAL MARKETS, LLC

Notes to Financial Statement

1. **Summary of Significant Accounting Policies:**

Nature of Business: Smither & Company Capital Markets, LLC (the "Company"), is a broker-dealer organized in the Commonwealth of Virginia. As a broker-dealer, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an investment banking firm that provides financial advisory services.

The Company is a single member limited liability company and is a wholly owned subsidiary of Smither and Company, Inc. (the "Parent"). This financial statement is not intended to present the consolidated financial position of the Parent as of December 31, 2019.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Cash: The Company considers cash and cash equivalents to include cash on deposit with financial institutions and cash equivalents in money market investments with original maturities of 90 days or less. Cash equivalents are stated at cost, which approximates fair value.

Securities Owned: Securities transactions are recorded on a trade-date basis.

The Company follows Financial Accounting Standard Board ("FASB") guidance with respect to fair value measurements. This guidance provides a framework for measuring fair value under Generally Accepted Accounting Principles ("GAAP"), for all financial assets and liabilities measured at fair value on a recurring basis (see Note 2).

All securities are classified as trading securities and are carried at fair market value as of December 31, 2019.

1. Summary of Significant Accounting Policies, Continued:

Furniture and Fixtures: Purchases of furniture and fixtures in excess of $250 are recorded at cost. Depreciation is computed using the straight-line method over an estimated useful life of 7 years. As of December 31, 2019, accumulated depreciation was $374.

Income Taxes: The operating results of the Company are included in the income tax return filed by the Parent. The Parent, with the consent of its stockholder, has elected for income tax purposes to be an S Corporation. In lieu of corporate income taxes, the stockholder is taxed on the Parent's taxable income. Similar provisions apply for state income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statement.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. The Company is not currently under audit by any tax jurisdiction.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2019.

New Accounting Guidance: In February 2016, the FASB issued ASU 2016-02 - Leases (Topic 842). The update requires that all leasing activity with initial terms in excess of twelve months be recognized on the statement of financial position with a right of use asset and a lease liability. The standards require entities to classify leases as either a finance or operating lease based upon the contractual terms. Lessees record a right of use asset with a corresponding liability based on the net present value of rental payments. The Company adopted the standard during 2019, under the modified retrospective approach to the earliest period presented. The adoption of Topic 842 resulted in the recording of a right-of-use asset and corresponding liability on the Company's statement of financial condition.

Subsequent Events: Management has evaluated subsequent events through February 3, 2020, the date the financial statement was issued, and has determined that no additional disclosures are necessary.

2. Fair Value Measurements:

The fair value guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value guidance requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value guidance also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities

- Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

All of the investments held by the Company classified as Level 1, as the valuation of each is based on quoted prices associated with each asset. The Company does not have any financial liabilities within the scope of the accounting guidance.

3. Right of Use Asset and Operating Lease Liability:

The Company's lease portfolio consists of one operating lease for office space in Richmond, Virginia with a lease expiring July 31, 2023 with an option to terminate the lease after thirty-six (36) months. In accordance with ASU 2016-02, a right of use asset and lease liability were recorded at the time the ASU was adopted based on the present value of the future lease payments using a discount rate of 4.75%, the Company's estimated incremental borrowing rate. Cash paid for amounts included in the measurement of the operating lease liability was $21,566 for the year ended December 31, 2019.

Right of Use Asset and Operating Lease Liability, Continued:

Future maturities of the operating lease obligation as December 31, 2019 are as follows:

Year Ending December 31,			Amount
2020		$	22,214
2021			22,874
2022			23,564
2023			5,935
			74,587
	Less: Discount to present value		(7,218)
		$	67,369

4. Guarantees:

As permitted or required under Virginia corporation law, the Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is limited by the Code of Virginia. The Company's insurance policies serve to further limit its exposure.

5. Regulatory Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2019, the Company had net capital of $150,846, which was $145,846 in excess of required minimum net capital of $5,000. The Company's net capital ratio was 0.07 to 1.

The Company is exempt under Rule 15c3-6(k)(2)(i) from preparing the Computation of Reserve Requirements Pursuant to Rule 15c3-3.